THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT TO RULE
901(d) OF
REGULATION S-T.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549


SCHEDULE 13GA
(Rule 13d-102)



INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. Initial)1


FOSTER WHEELER CORPORATION
- ------------------------------
(Name of Issuer)


COMMON STOCK
- ---------------------------------
(Title of Class of Securities)


350244109
- -----------------------
(Cusip Number)


1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the
Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

[Continued on the following page(s)]

Page 1 of 5 Pages








CUSIP No. 350244109              13GA   Page 2 of 5 Pages
- ----------------------------------------------------------
------
1.              Name of reporting persons
S.S. or I.R.S. identification no. of above persons

Equinox Capital Management, LLC.
13-3982000
- ----------------------------------------------------------
------
2.              Check the appropriate box if a member of a
group*
                (a)[   ]
                (b)[   ]
- ----------------------------------------------------------
------
3.              SEC use only

- ----------------------------------------------------------
------
4.              Citizenship or place of organization
New York, New York

- ----------------------------------------------------------
------
                                                        5.
Sole Voting Power

1,964,100
        Number of                               ------------
-----------------
                shares                          6.
Shared Voting Power
        beneficially
        owned by
376,600
        each                                    ------------
-----------------
                reporting                               7.
Sole Dispositive Power
        person
        with
2,340,700
                                                        ----
-------------------------
8.      Shared Dispositive Power

0
- ----------------------------------------------------------
-----
9. Aggregate amount beneficially owned by each reporting person

2,340,700
- ----------------------------------------------------------
------
10. Check box if the aggregate amount in row (9) excludes certain shares*

[   ]
- ----------------------------------------------------------
------
11.     Percent of class represented by amount in row 9
5.75%
- ----------------------------------------------------------
------
12.     Type of reporting person
IA








CUSIP No. 350244109              13GA
Page 3 of 5 Pages

Item 1(a).      Name of Issuer:

FOSTER WHEELER CORPORATION

Item 1(b).      Address of Issuer's Principal Executive
Offices:

Perryville Corporate Park
Clinton NJ  08809

Item 2(a).      Name of Person Filing:

Equinox Capital Management, LLC

Item 2(b).      Address of Principal Business Office or, if
None,
                                Residence:

590 Madison Avenue, 41st Floor
New York, NY   10022

Item 2(c).      Citizenship:

New York

Item 2(d).      Title of Class of Securities:

COMMON STOCK

Item 2(e).      CUSIP Number:

350244109

Item 3.         If this statement is filed pursuant to Rules
13d-1(b), or
                                13d-2(b), check whether the
person filing is a:

                (a) [   ]       Broker or Dealer registered
under Section 15 of the Act,

                (b) [   ]       Bank as defined in Section
3(a)(6) of the Act,

                (c) [   ]       Insurance Company as defined
in Section 3(a)(19) of the
                                Act,

                (d) [   ]       Investment Company
registered under Section 8 of the
                                Investment Company Act,

                (e) [ X ]       Investment Adviser
registered under Section 203 of the
                                Investment Advisers Act of
1940,







CUSIP No. 350244109              13GA
Page 4 of 5 Pages

                (f) [   ]       Employee Benefit Plan,
Pension Fund which is subject to
                                the provisions of the
Employee Retirement Income Security
                                Act of 1974 or Endowment
Fund; see 13d-1(b)(1)(ii)(F),

                (g) [   ]       Parent Holding Company, in
accordance with Rule 13d-
                                1(b)(1)(ii)(G); see Item 7,

                (h) [   ]       Group, in accordance with
Rule 13d-1(b)(1)(ii)(H).

Item 4. Ownership:

        (a)     Amount beneficially owned: Equinox Capital
Management, LLC,
in its capacity as investment adviser, may be deemed to beneficially own
2,340,700 shares of the Issuer which are held of record by clients of Equinox Capital Management, LLC.

        (b)     Percent of Class: 5.75%

        (c) Number of shares as to which such person has:

                  (i) Sole power to vote or to direct
                         the vote       1,964,100
                 (ii) Shared power to vote or to direct
                         the vote   376,600
                (iii) Sole power to dispose or to direct
                         the disposition of     2,340,700
                 (iv) Shared power to dispose or to direct
                         the disposition of     0


Item 5. Ownership of Five Percent or Less of a Class.

                        If this statement is being filed to
report the fact that as of
the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of
Another
                        Person.

The securities as to which this Schedule is filed by Equinox
Capital
Management, LLC, in its capacity as investment adviser, are owned of record by clients of Equinox Capital Management, LLC. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities, except as follows:

                None


CUSIP No. 350244109              13GA
Page 5 of 5 Pages

Item 7. Identification and Classification of the Subsidiary
Which
                        Acquired the Security Being Reported
on by the Parent Holding
                        Company.

         Not Applicable

Item 8. Identification and Classification of Members of the
Group.

        Not Applicable. This schedule is not being filed pursuant to
Rule 13d-1(b)(1)(ii)(H) or Rule 13d-1(c).

Item 9. Notice of Dissolution of Group.

                        Not Applicable.

Item 10.        Certification.

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect."


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        Date:           February 18, 1999
                        Signature:      --//Laurie A.
Vicari//--
                        Name/Title:     Laurie A. Vicari
                                                Vice
President